[Reference Translation]
July 20, 2010
To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION
Name and Title of Representative:
Akio Toyoda, President
(Code Number: 7203
Securities exchanges throughout Japan)
Name and Title of Contact Person:
Naoki Kojima,
General Manager, Accounting Division
(Telephone Number: 0565-28-2121)

Notice Regarding Receipt of Subpoena from the Federal Grand Jury

On June 29, 2010 (Local time), a federal grand jury in the Southern District of New York issued a subpoena that requested certain subsidiaries of Toyota Motor Corporation (“TMC”) to produce certain documents related to defective, broken and/or fractured steering relay rods of Toyota vehicles. TMC and its subsidiaries intend to cooperate with the investigation, and are currently preparing their response thereto.